February 5, 2014

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Touchstone Funds Group Trust

Registration Statement on Form N-14

(File No. 333-193307)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 referenced above be accelerated so that it will become effective as of February 7, 2014 or as soon thereafter as practicable.

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Sincerely,

TOUCHSTONE FUNDS GROUP TRUST		TOUCHSTONE SECURITIES, INC.

By:	/s/ Tim Paulin	By:	/s/ Terrie Wiedenheft
Name:	Tim Paulin	Name:	Terrie Wiedenheft
Title:	Vice President	Title:	Treasurer and Controller